OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

January 24, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       Oppenheimer International Equity Fund

File Nos. 33-34720 and 811-06105

To the Securities and Exchange Commission:

On behalf of Oppenheimer International Equity Fund (the “Fund”) and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the filing made pursuant to Rule 485(a) under the Securities Act filed with the Commission on January 23, 2017 (accession number 0000728889-17-000042). The Fund is an open-end investment company.

Post-effective Amendment No. 54 under the Securities Act and Amendment No. 57 under the Investment Company Act of 1940, as amended, to the Fund’s Registration Statement on Form N-1A was filed with the Commission on January 23, 2017 (the “Filing”). As the cover letter of that Filing indicates, the Filing was intended to register a new class of shares for the Fund. However, the Filing was inadvertently submitted without the correct Series ID for the new share class. No securities were sold in connection with the Filing. Therefore, the Fund requests the Commission's consent to withdraw the Filing pursuant to Rule 477 under the Securities Act. The Fund will also properly re-file under Rule 485(a) subsequent to making this request.

The Commission Staff is requested to address any comments or questions you may have regarding this request or the Filing to:

Taylor V. Edwards, Esq.

Vice President & Senior Counsel

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-0310

tedwards@ofiglobal.com

Sincerely,

/s/ Adrienne M. Ruffle

Adrienne M. Ruffle

Associate Counsel

cc:       Valerie Lithotomos, Esq.

Kramer Levin Naftalis & Frankel LLP

KPMG LLP

Gloria LaFond